UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

RAE Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75061P 10 2 (CUSIP Number)

February 11, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75061P 10 2	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter Hsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,791,332 6 SHARED VOTING POWER 7 SOLE DISPOSITIVE POWER 3,791,332 8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,791,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IN

Page 2 of 5 pages

CUSIP NO. 75061P 10 2	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer: RAE Systems Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1339 Moffett Park Drive Sunnyvale, CA 95112

Item 2.	(a)	Name of Person Filing: Peter Hsi[1] 1 – Peter Hsi, VP, Chief Technology Officer of RAE Systems, is a trustee of the Hsi Family Trust, of which all of these shares reside.

	(b)	Address of Principal Business Office or, if none, Residence: c/o RAE Systems Inc. 1339 Moffett Park Drive Sunnyvale, CA 95112

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

75061P 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under section 15 of the Act

	(b)	☐	Bank as defined in section 3(a)(6) of the Act

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940

	(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

	(g)	☐	Parent Holding Company, in accordance with § 240.13d-1(b)(ii)(G) (Note: See Item 7)

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(H)

Page 3 of 5 pages

CUSIP NO. 75061P 10 2	13G	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned:

3,791,332[2]

2 – Shares under the Hsi Family Trust of which Peter Hsi is the trustee.

(b) Percent of Class:

6.6%

Based on approximately 57,452,670 shares of the Issuer’s Common Stock outstanding as of February 11, 2005.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

3,791,332

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

3,791,332

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of the Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

Page 4 of 5 pages

CUSIP NO. 75061P 10 2	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

/s/ Peter H. Hsi
Peter H. Hsi

Page 5 of 5 pages